Mail Stop 4561

February 2, 2010

Mr. Thomas Massie
Chief Executive Officer and Director
Bridgeline Software, Inc.
10 Sixth Road
Woburn, Massachusetts 01801

> **Re:** **Bridgeline Software, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **File No. 001-33567**

Dear Mr. Massie:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

EBITDA, page 17

1. We refer to your disclosure of a non-GAAP measure, EBITDA. Please tell us how your disclosure complies with Item 10(e) of Regulation S-K. In this regard,

we note that your presentation of EBITDA reflects earnings before interest, taxes, depreciation, and amortization and before stock compensation expense and impairment of goodwill and intangible assets. To the extent that your calculation of EBITDA differs from the definition included in Exchange Act Release No. 47226, Conditions for Use of Non-GAAP Financial Measures, please tell us how you considered Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2.   We further note that you reconcile your presentation of EBITDA to net income. Given your statement that you believe EBITDA is an indicator of cash flow generated from operations, please tell us how you determined net income to be the most directly comparable financial measure prepared in accordance with GAAP. Refer to footnote 26 in Exchange Act Release No. 47226.

Critical Accounting Policies

Accounting for Goodwill and Other Intangible Assets, page 28

3.   We note that you did not record any goodwill impairment for the fiscal year ended September 30, 2009. We further note on page 41 that you consider a variety of methods when evaluating goodwill impairment but that management places significant weight on the fair value derived using the market capitalization value. Please tell us and consider disclosing in future filings:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the key assumptions used and how the key assumptions were determined, particularly when calculating your market capitalization value;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 9A(T). Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 55

4.   We note your conclusion that internal control over financial reporting is effective as of September 30, 2009. We further note that you expect to incur additional costs in the future as you bring your internal control documentation into compliance with Sarbanes-Oxley Section 404. Please tell us how you determined that internal control over financial reporting was effective if your documentation was not in compliance with Sarbanes-Oxley Section 404.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief